18000638

SECUR~~........ .. ..~~
~~Washington, D.C.~~ 20549



**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-68938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANICO Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1423

OFFICIAL USE ONLY
FIRM I.D. NO.

                                          (No. and Street)

Galveston	TX	77550-7999
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Saunders   281-521-3469
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

                                          (Name – if individual, state last, first, middle name)

2800 Post Oak Boulevard	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2017 and 2016

OATH OR AFFIRMATION

I, Suzanne Saunders , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANICO Financial Services, Inc. , as of December 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



2800 Post Oak Boulevard, Suite 3200 I Houston, TX 77056-6167
713.499.4600 I Fax 713.499.4699 I bkd.com

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
League City, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2017 and 2016. In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

We have served as the Company's auditor since 2012

Houston, Texas
February 26, 2018



ANICO Financial Services, Inc.
December 31, 2017 and 2016

Contents

ANICO Financial Services, Inc.
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Cash	$ 224,132	$ 223,022
Receivables due from parent for:		
Variable commissions	2,023	4,249
Expenses reimbursement	29,509	22,783
Prepaid and other assets	6,239	7,649
Receivable from parent in lieu of income taxes	34,785	34,785
Total assets	$ 296,688	$ 292,488
Liabilities and Stockholder's Equity		
Liabilities		
Due to dealers for commissions	$ 2,023	$ 4,249
Due to parent for:		
Service fees	14,795	12,373
Trade payables and accrued expenses	29,804	25,800
Total liabilities	46,622	42,422
Stockholder's equity		
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares	1,000	1,000
Additional paid-in-capital	319,000	319,000
Retained deficit	(69,934)	(69,934)
Total stockholder's equity	250,066	250,066
Total liabilities and stockholder's equity	$ 296,688	$ 292,488

See Notes to Financial Statements

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2017 and 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by *the Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2017 and 2016, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2017 and 2016, the Company's cash accounts did not exceed federally insured limits.

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2017 and 2016

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2017 and 2016, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

Note 3: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2017, ANFS had net capital of $179,533, which was $174,533 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.2597 to 1. At December 31, 2016, ANFS had net capital of $184,849, which was $179,849 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.2295 to 1.

Note 4: Subsequent Events

Subsequent events have been evaluated through February 26, 2018, which is the date the financial statements were issued.